For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

$3,500,000 Non Brokered Private Placement

March 17, 2008 Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J).  Pacific North West Capital Corp. (the “Company”) wishes to announce the following:

A non‐brokered private placement of up to 6,000,000 flow‐through units at a price of $0.50 per unit for gross proceeds of up to $3,000,000. Each unit will consist of one flow‐through share in the capital of the Company and one‐half of one non‐transferable, non flow‐through share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional non flow‐through common share of the Company for a period of twelve months from the closing date at a price of $0.60 per share.

The proceeds of the private placement received from the sale of the flow‐through shares will be used for drilling and exploration on the Company’s PGM and Nickel projects in Saskatchewan, Ontario, NWT and Quebec.

A non‐brokered private placement of up to 1,000,000 units at a purchase price of $0.50 per unit for gross proceeds of up to $500,000. Each unit will consist of one common share in the capital of the Company and one‐half of one non-transferable share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional common share of the Company for a period of twelve months from the closing date at a price of $0.60 per share.

The proceeds from the private placement received from the sale of the units, will be used for the acquisition of additional platinum group metal and nickel projects and working capital.

A finder’s fee may be paid.

The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a project generator, explorer and project operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	March 17, 2008